Vestas

RECEIVED
2007 APR -2 A 10:21

Press release

07022048

Randers, 27 March 2007
Press release No. 4/2007

SUPPL

Vestas to establish development office at Risø National Laboratory - reception on Friday, 30 March 2007 at 2 p.m.

As part of Vestas' continuous expansion of the development activities and in order to strengthen the cooperation with leading institutes within the wind energy industry, Vestas has decided to establish a development office at Risø National Laboratory/DTU.

The new office and its employees will become an integrated part of Vestas Technology R&D. The fields of activity will primarily concentrate on aeroelastic design, aerodynamics and siting, which are areas in which Risø possesses the key national as well as international competencies.

"*Vestas has for years had an excellent cooperation with Risø on large as well as on small development projects, so it is only a natural step for Vestas to establish a development office at Risø,*" says Mr John T Olesen, Assistant Vice President of Vestas Technology R&D. Being responsible for the office and its employees, Mr John T Olesen adds: "*With the office in Risø, we also hope to be able to attract new employees from the eastern part of Denmark, who possess the necessary competencies within aeroelastic design, aerodynamics and siting.*"

"Our research has always been based on the general attitude that research is an integrated part of the industry, so the establishment of a Vestas development office at Risø is thus a natural and very positive development for us," says Flemming Rasmussen, head of programme in Risø's wind energy department, and continues: "*We will, of course, continue to have 'Chinese walls' between Vestas and Risø as companies, but we look very much forward to welcoming Vestas as part of the Risø environment. This will for sure mean a further breakdown of some of the cultural barriers existing between research and the industry and create a better understanding of both parties' needs in their common endeavours to develop the wind power technology.*"

Both parties expect that the moving together will make the cooperation easier and more intensive. In future, the work will be in the form of more lengthy cooperation agreements like e.g. frame agreements on joint research in long-term projects.

The opening of the new office will be celebrated at a reception on Friday, 30 March at 2 p.m. at the Risø National Laboratory/DTU, Frederiksborgvej 399 in Roskilde, Denmark. The press is welcome.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

dlw 4/2

Please address any questions in relation to the establishment of the development office to Finn Strøm Madsen, President of Vestas Technology R&D, telephone +45 9730 0000, or to Erik Lundtang Petersen, manager of the wind energy department of Risø National Laboratory/DTU, telephone +45 4677 5001.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President & CEO

Facts about Vestas
Vestas is the leading supplier of wind power technology in the world and a driving force behind the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale, marketing and maintenance of wind power systems that use wind energy to generate electricity.

Vestas has installed more than 32,500 wind turbines in over 60 countries around the world, and today the Vestas Group employs more than 12,300 employees.

Facts about Risø National Laboratory
Risø is one of the world's leading research institutions within wind energy. Risø has contributed to the cooperation between the publicly financed research and the industry within the areas of research and development, certification, testing and preparation of standards. Risø's research comprises several aspects in connection with design and development of highly-efficient wind turbines, the turbines' impact on the energy system as well as the turbines' economy, energy production and life time.

END